Exhibit 99.2
EXECUTION VERSION
MASTER TRANSACTION AGREEMENT
by and between
SHANDA INTERACTIVE ENTERTAINMENT LIMITED
and
HURRAY! HOLDING CO., LTD.
Dated as of June 1, 2010

i

ii

MASTER TRANSACTION AGREEMENT
MASTER TRANSACTION AGREEMENT dated as of June 1, 2010 (the “Agreement”) between Shanda Interactive Entertainment Limited, a company incorporated under the laws of the Cayman Islands (“Shanda”) and Hurray! Holding Co., Ltd., a company incorporated under the laws of the Cayman Islands (“Hurray”).
W I T N E S S E T H:
WHEREAS, Hurray currently conducts a wireless value-added service business and a music business (collectively, the “Hurray Business”);
WHEREAS, Shanda currently conducts an online radio business (the “Shanda Business”);
WHEREAS, Hurray desires to sell all of the assets of the Hurray Business to Shanda, and Shanda desires to purchase all of the assets of the Hurray Business from Hurray, upon the terms and subject to the conditions hereinafter set forth;
WHEREAS, Shanda desires to sell all of the assets of the Shanda Business to Hurray, and Hurray desires to purchase all of the assets of the Shanda Business from Shanda, upon the terms and subject to the conditions hereinafter set forth;
NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, the parties hereby agree as follows:
ARTICLE 1
Definitions
Section 1.01. Definitions. (a) The following terms, as used herein, have the following meanings:
“Applicable Law” means, with respect to any Person, any national, federal, state, local or foreign law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling, directive, guidance, instruction, direction, permission, waiver, notice, condition, limitation, restriction or prohibition or other similar requirement enacted, adopted, promulgated, imposed, issued or applied by a Governmental Authority that is binding upon or applicable to such Person, its properties or assets or its business or operations, as amended unless expressly specified otherwise.
“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Shanghai, Beijing or Hong Kong are authorized or required by Applicable Law to close.
“Cash Balance” means, with respect to any Person on any date, the sum of the amount of cash held by such Person and balances of all deposit accounts of such Person, in each case at 4:00 p.m., China time on such date, calculated pursuant to the generally accepted accounting principles in the U.S.
“Closing Date” means the date of the Closing.
“Governmental Authority” means any multinational, foreign, national, federal, state, local or other governmental, statutory or administrative authority, regulatory body or commission or any court, tribunal or judicial or arbitral authority which has any jurisdiction or control over either party (or their affiliates).
“Estimate May 31 Cash Balance” means US$25,944,267.
“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.
“knowledge” of any Person that is not an individual means the knowledge of such Person’s officers after reasonable inquiry.
“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For the purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.
“May 31 Cash Balance” means the sum of the Cash Balances of each Hurray Target and each of its Subsidiaries on May 31, 2010, in each case multiplied by the direct or indirect, as applicable, ownership interest held by Hurray in such Hurray Target or Subsidiary, without duplication.
“MOC” means the Ministry of Commerce of the PRC or its authorized local branch, as the case may be, or any successor thereto.
“NDRC” means the National Development and Reform Commission of the PRC or its authorized local branch, as the case may be, or any successor thereto.
“Person” means an individual, corporation, limited liability company, partnership, association, trust or other entity or organization, including a governmental or political subdivision or an agency or instrumentality thereof.
“PRC” means the People’s Republic of China, excluding, for purposes of this Agreement only, Hong Kong, the Macau Special Administrative Region and Taiwan.

“SAFE” means the State Administration of Foreign Exchange of the PRC or its authorized local branch, as the case may be, or any successor thereto.
“SAIC” means the State Administration of Industry and Commerce of the PRC or its authorized local branch, as the case may be, or any successor thereto.
“Subsidiary” means, with respect to any Person, any other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person, or any variable interest entity that such Person directly or indirectly controls through contractual arrangements.
“Third Party” means a Person that is not an affiliate of Hurray or Shanda.
“US$” means the U.S. dollar, the legal currency of the U.S.
“U.S.” means the United States of America.
(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Amended Hurray Times Business License	2.03
Amended Xifule Business License	2.03
Amended Yisheng Business License	2.03
Closing	2.03
Final May 31 Cash Balance	2.02
Hurray	Preamble
Hurray Assets	2.01
Hurray Business	Recitals
Hurray Designees	2.01
Hurray Media	2.01
Hurray Media Shares	2.01
Hurray Minority Share Transfer	5.05
Hurray Shares	2.02
Hurray Targets	2.01
Hurray Technologies	2.01
Hurray Technologies Shares	2.01
Hurray Times	2.01
Jizhi	4.05
Lease	3.10
Shanda	Preamble
Shanda Assets	2.01
Shanda Business	Recitals
Shanda Computer	2.01

Term	Section
Shanda Designees	2.01
Shanda Minority Share Transfer	5.06
Shanda Purchase Price	2.02
Shanda Target	2.01
Xifule	2.01
Xifule Shares	2.01
Yisheng	2.01
Yisheng Shares	2.01
Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include an and all Applicable Law.
ARTICLE 2
Purchase and Sale
Section 2.01. Purchase and Sale. (a) Upon the terms and subject to the conditions of this Agreement, Shanda agrees to purchase from Hurray and Hurray agrees to sell, convey, transfer, assign and deliver, or, in the case of clause (iii) below, cause the designee shareholders of Xifule (as defined below) to sell, convey, transfer, assign and deliver, to Shanda or one or more Persons designated by Shanda (the “Shanda Designees”) at the Closing, free and clear of all Liens, all of Hurray’s and, in the case of Xifule, such designee shareholders’, right, title and interest in, to and under the following assets, properties and business owned, held or used in or arising from the conduct of the Hurray Business by Hurray as the same shall exist on the Closing Date (collectively, the “Hurray Assets”):
(i) ninety-nine percent (99%) of the issued and outstanding share capital (the “Hurray Technologies Shares”) of Hurray Technologies (HK) Ltd., a company incorporated under the laws of Hong Kong (“Hurray Technologies”), which shall hold on the Closing Date one hundred percent (100%) of the issued and outstanding share capital of Beijing Hurray! Times Technology Co., Ltd. (“Hurray Times”), a limited liability company formed under the laws of the PRC;
(ii) one hundred percent (100%) of the issued and outstanding ordinary shares (the “Hurray Media Shares”) of Hurray! Media Holding Co., Ltd., a company incorporated under the laws of the Cayman Islands (“Hurray Media”); and
(iii) one hundred percent (100%) of the issued and outstanding share capital (the “Xifule Shares”) of Xifule (Beijing) Culture Broker Co., Ltd. , a limited liability company formed under the laws of the PRC (“Xifule”, and together with Hurray Technologies, Hurray Times and Hurray Media, the “Hurray Targets” and each individually, a “Hurray Target”).
(b) Upon the terms and subject to the conditions of this Agreement, Hurray agrees to purchase from Shanda and Shanda agrees to sell, convey, transfer, assign and deliver, or cause to be sold, conveyed, transferred, assigned and delivered, to Hurray or one or more Person designated by Hurray (the “Hurray Designees”) at the Closing, free and clear of all Liens, all of Shanda’s right, title and interest in, to and under the following assets, properties and business owned, held or used in or arising from the conduct of the Shanda Business by Shanda as the same shall exist on the Closing Date (collectively, the “Shanda Assets”):
(i) seventy-five percent (75%) of the issued and outstanding share capital (the “Yisheng Shares”) of Shanghai Yisheng Network Technology Co., Ltd. , a limited liability company formed under the laws of the PRC (“Yisheng” or the “Shanda Target”); and
(ii) the contracts between Shanda Computer (Shanghai) Co., Ltd., a limited liability company formed under the laws of the PRC and a wholly-owned subsidiary of Shanda (“Shanda Computer”) and Ms. Dongxu Wang as set forth in Schedule 2.01(b)(ii) (the “Yisheng Contracts”).
Section 2.02. Purchase Price; Allocation of Purchase Price. (a) Subject to Section 2.02(b), the purchase price (the “Shanda Purchase Price”) for the Hurray Assets shall be US$36,944,267 in cash, of which US$34,744,267 is allocated to the Hurray Technologies Shares (assuming that Hurray Technologies holds 100% of the issued shares of Hurray Times) and US$2,200,000 is allocated to the Hurray Media Shares and the Xifule Shares taken as whole. The Shanda Purchase Price as adjusted pursuant to Section 2.02(b) shall be paid as provided in Section 2.03.
(b) (i) Prior to June 20, 2010, Shanda shall, and shall have the right to, validate the amount of cash and deposit account balances of each Hurray Target and its Subsidiaries and deliver to Hurray a notice setting forth the amount of the May 31 Cash Balance based on the validation procedures (including reasonable details and supporting documents). Hurray shall, and shall cause each Hurray Target and its Subsidiaries to, give access to Shanda and its advisors to the books and records of such Hurray Target or Subsidiary for the purposes of the validation procedures. If Hurray does not agree with the amount of the May 31 Cash Balance, Hurray shall have the right to deliver an objection letter to Shanda by June 25, 2010 setting forth the amount of the May 31 Cash Balance according to Hurray’s calculation (including reasonable details and supporting documents). (ii) If Hurray fails to deliver such objection letter prior to June 25, 2010, Hurray shall be deemed to agree to the amount of the May 31 Cash Balance set forth in Shanda’s notice. (iii) If Hurray delivers such objection letter prior to June 25, 2010, Shanda and Hurray shall appoint an independent accounting firm to calculate the amount of the May 31 Cash Balance and deliver a notice setting forth such amount (including reasonable details and supporting documents) to Shanda and Hurray by June 30, 2010. (iv) The amount of the May 31 Cash Balance set forth in Shanda’s notice in the case of clause (ii) and the amount of the May 31 Cash Balance set forth in the notice from the independent accounting firm in the case of clause (iii) (either, the “Final May 31 Cash Balance”) shall be final and binding on Shanda and Hurray. (v) If the Final May 31 Cash Balance is higher than the Estimate May 31 Cash Balance, the Shanda Purchase Price shall be increased by the amount of such excess. If the Final May 31 Cash Balance is lower than the Estimate May 31 Cash Balance, the Shanda Purchase Price shall be decreased by the amount of such shortfall. (vi) The allocation of the Final May 31 Cash Balance among the Hurray Assets shall be provided by Shanda in the case of clause (ii) and by the independent accounting firm in the case of clause (iii).
(c) The purchase price for the Shanda Assets is 415,384,615 newly issued ordinary shares of Hurray, par value US$0.00005 per share (the “Hurray Shares”). The Hurray Purchase Price shall be paid as provided in Section 2.03.

Section 2.03. Closing. The closing (the “Closing”) of the transactions described in Section 2.01 shall take place at the offices of Davis Polk & Wardwell LLP, 3A Chater Road, Hong Kong, as soon as possible, but no later than five Business Days, after the satisfaction or waiver by the relevant party of the conditions set forth in Article 6, or at such time and place as Shanda and Hurray may agree. At the Closing,
(a) Shanda shall deliver to Hurray the Shanda Purchase Price (as adjusted pursuant to Section 2.02(b)) in immediately available funds by wire transfer to an account of Hurray designated by Hurray by notice to Shanda, which notice shall be delivered not later than two Business days prior to the Closing Date.
(b) Hurray shall deliver to Shanda (i) a certified copy of the register of members of Hurray indicating that Shanda or a Shanda Designee is the record holder of the Hurray Shares and (ii) a share certificate for the Hurray Shares duly issued to Shanda or such Shanda Designee in accordance with the memorandum and articles of Hurray.
(c) Shanda shall (x) deliver or cause to be delivered to Hurray the amended business license of Yisheng issued by the SAIC indicating that a Hurray Designee is the holder of the Yisheng Shares (the “Amended Yisheng Business License”) and (y) cause Shanda Computer to assign all of its rights and obligations under the Yisheng Contracts to a Hurray Designee.
(d) Hurray shall deliver to Shanda (i) (x) a certified copy of the share register of Hurray Technologies indicating that Shanda or a Shanda Designee is the record holder of the Hurray Technologies Shares and (y) a share certificate for the Hurray Technologies Shares transferred to Shanda or such Shanda Designee, (ii) the amended business license of Hurray Times issued by the SAIC indicating that Hurray Technologies is the holder of all of the issued shares of Hurray Times (the “Amended Hurray Times Business License”), (iii) a certified copy of the register of members of Hurray Media indicating that Shanda or the Shanda Designee(s) is the record holder(s) of the Hurray Media Shares and (iv) the amended business license of Xifule issued by the SAIC indicating that Shanda or the Shanda Designee(s) is the holder(s) of the Xifule Shares (the “Amended Xifule Business License”).
ARTICLE 3
Representations or Warranties of Hurray
Hurray represents and warrants to Shanda as of the date hereof and as of the Closing Date that:
Section 3.01. Corporate Existence and Power. Hurray is a company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.
Section 3.02. Corporate Authorization. The execution, delivery and performance by Hurray of this Agreement and the consummation of the transactions contemplated hereby are within Hurray’s corporate powers and, except for the required approval of Hurray’s shareholders in connection with the issuance of the Hurray Shares to Shanda, have been duly authorized by all necessary corporate action on the part of Hurray. This Agreement constitutes a legal, valid and binding agreement of Hurray, enforceable against Hurray in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).
Section 3.03. Governmental Authorization. The execution, delivery and performance by Hurray of this Agreement and the consummation by Hurray of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) the approval by the MOC of the transfer of all of the issued shares of Hurray Times from Hurray to Hurray Technologies, (ii) the approval by the NDRC of the transfer of all of the issued shares of Hurray Times from Hurray to Hurray Technologies, (iii) the issuance of the Amended Hurray Times Business License, (iv) the filing of the amended registration with the SAFE reflecting the transfer of all of the issued shares of Hurray Times to Hurray Technologies, (v) the issuance of the Amended Xifule Business License, (vi) approvals by the MOC and NDRC and filing with the SAFE with respect to the transfer of the Xifule Shares if Shanda has designated any Person holding a non-PRC passport or formed under laws outside of the PRC as the transferee of the Xifule Shares and (vii) the matters referred to in clauses (i) and (ii) of Section 4.03.
Section 3.04. Non-contravention. The execution, delivery and performance by Hurray of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association of Hurray, (ii) assuming compliance with the matters referred to in Section 3.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 3.03, constitute a material default under, or cause or permit the termination, cancellation, acceleration or other change of any material right or obligation or the loss of any material benefit to which any Hurray Target or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon such Hurray Target or such Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of any Hurray Target or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any material asset of any Hurray Target or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Hurray Targets and their respective Subsidiaries, taken as whole.
Section 3.05. Capitalization. (a) The issued and outstanding share capitals of the Hurray Targets as of the date hereof are set forth below:
(i) 99% of the issued and outstanding shares of Hurray Technologies are owned by Hurray; and the remaining 1% of the issued and outstanding shares of Hurray Technologies are owned by Mr. Qindai Wang;
(ii) 100% of the issued and outstanding shares of Hurray Times are owned by Hurray;
(iii) 100% of the issued and outstanding shares of Hurray Media are owned by Hurray; and
(iv) 50% of the issued and outstanding shares of Xifule are owned by Ms. Jingling Tan; and the remaining 50% of the issued and outstanding shares of Xifule are owned by Ms. Lijuan Yao.
(b) Assuming the Hurray Minority Share Transfer has been consummated prior to the Closing, the issued and outstanding share capitals of the Hurray Targets immediately after the Closing are set forth below:
(i) 100% of the issued and outstanding shares of Hurray Technologies will be owned by Shanda or a Shanda Designee;
(ii) 100% of the issued and outstanding shares of Hurray Times will be owned by Hurray Technologies;
(iii) 100% of the issued and outstanding shares of Hurray Media will be owned by Shanda or a Shanda Designee; and
(iv) 100% of the issued and outstanding shares of Xifule will be owned by one or more Shanda Designees.
(c) All outstanding shares of each Hurray Target have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth in this Section 3.05, there are no outstanding (i) shares or voting securities of any Hurray Target, (ii) securities of any Hurray Target convertible into or exchangeable for shares or voting securities of any Hurray Target, or (iii) options or other rights to acquire from any Hurray Target, or other obligation of any Hurray Target, to issue, any shares, voting securities or securities convertible into or exchangeable for shares or voting securities of any Hurray Target.

Section 3.06. Ownership of Shares. (a) On the date hereof, Hurray is the record and beneficial owner of all of the issued and outstanding shares of Hurray Times, the Hurray Media Shares and the Hurray Technologies Shares, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares). Immediately prior to the Closing, Hurray Technologies will be the record and beneficial owner of all of the issued and outstanding shares of Hurray Times, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares). Hurray will transfer and deliver to Shanda or the Shanda Designee(s) at the Closing valid title to the Hurray Technologies Shares free and clear of any Lien and any such limitation or restriction.
(b) Hurray will cause to be transferred and delivered to one or more Shanda Designees at the Closing valid title to the Xifule Shares free and clear of any Lien and any such limitation or restriction.
Section 3.07. Absence of Undisclosed Liabilities. None of the Hurray Targets has incurred any liabilities or obligations and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in a liability or obligation, other than liabilities or obligations that (i) have been disclosed to Shanda, (ii) are incurred under this Agreement or in connection with the transactions contemplated hereby, or (iii) would not reasonably be expected to have a material adverse effect on the Hurray Targets and their respective Subsidiaries, taken as a whole.
Section 3.08. Compliance with Laws.  None of the Hurray Targets has conducted any activity in material violation of any Applicable Law in respect of the conduct of its business or the ownership of its properties. Each Hurray Target has all approvals, permits, licenses and any similar authority necessary for the conduct of its business as currently conducted, the absence of which would be reasonably likely to have a material adverse effect on the Hurray Targets and their respective Subsidiaries, taken as a whole.
Section 3.09. Litigation. There is no action, suit, investigation or proceeding pending against or, to the knowledge of Hurray, threatened against or affecting Hurray or any of the Hurray Targets before any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.
Section 3.10. Properties. (a) Except as would not reasonably be expected to have a material adverse effect on the Hurray Targets and their respective Subsidiaries, taken as a whole, each Hurray Target and its Subsidiaries have good title to, or valid leasehold interests in, all properties and assets used by such Hurray Target and its Subsidiaries.

(b) Except as would not reasonably be expected to have a material adverse effect on the Hurray Targets and their respective Subsidiaries, taken as a whole, (i) each lease, sublease or license (each, a “Lease”) under which any Hurray Target or any of its Subsidiaries leases, subleases or licenses any real property is valid and in full force and effect and (ii) none of the Hurray Targets nor any of its Subsidiaries has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and none of the Hurray Targets nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Lease.
Section 3.11. Tax Matters. (a) None of the Hurray Targets nor any of its Subsidiaries is, or has at any time and from time to time been, in violation of any applicable tax law which may result in any material liability or criminal or administrative sanction, other than such violation that has been rectified or resolved and does not have any pending, or to the knowledge of Hurray, possible future, material liability or criminal or administrative sanction or otherwise.
(b) All material tax returns required to be filed by each Hurray Target and each of its Subsidiaries for all taxable periods ending prior to the Closing Date have been duly and timely (within any applicable extension periods) filed with the appropriate Governmental Authority in all jurisdictions in which such tax returns are required to be filed and all such tax returns are true, correct and complete in all material respects. Each Hurray Target and each of its Subsidiaries has paid all taxes which are due and payable and none of them is liable to pay any fine, penalty, surcharge or interest in relation to tax with respect to activities of such Hurray Target or such Subsidiary.
Section 3.12. Intellectual Property. (a) Each Hurray Target (i) owns or has a valid right to use all material intellectual property necessary for its business as now conducted or as proposed to be conducted, free and clear of all encumbrances, and (ii) has taken reasonable steps to protect and preserve the secrecy, confidentiality, and value of all of such intellectual property and any related trade secrets and know-how.
(b) To the knowledge of Hurray, the processes and methods employed, the services provided, the businesses conducted, and the products manufactured, sold, used or dealt in by each Hurray Target do not, or at the time of being employed, provided, conducted, manufactured, used or dealt in did not, infringe the rights of any Third party’s intellectual property in any material respect. To the knowledge of Hurray, there is no, nor has there been at any time, any unauthorized use or infringement in any material respect by any Person of any of the material intellectual property owned by or otherwise required for the business of any Hurray Target.

ARTICLE 4
Representations or Warranties of Shanda
Shanda represents and warrants to Hurray as of the date hereof and as of the Closing Date that:
Section 4.01. Corporate Existence and Power. Shanda is a company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.
Section 4.02. Corporate Authorization. The execution, delivery and performance by Shanda of this Agreement and the consummation of the transactions contemplated hereby are within Shanda’s corporate powers and have been duly authorized by all necessary corporate action on the part of Shanda. This Agreement constitutes a legal, valid and binding agreement of Shanda, enforceable against Shanda in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).
Section 4.03. Governmental Authorization. The execution, delivery and performance by Shanda of this Agreement and the consummation by Shanda of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) the issuance of the Amended Yisheng Business License, (ii) approvals of the MOC and NDRC and filing with the SAFE with respect to the transfer of the Yisheng Shares if Hurray has designated any Person holding a non-PRC passport or formed under laws outside of the PRC as the transferee of the Yisheng Shares, and (iii) the matters referred to in clauses (i) to (vi) of Section 3.03.
Section 4.04. Non-contravention. The execution, delivery and performance by Shanda of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association of Shanda, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming (A) compliance with the matters referred to in Section 4.03 and (B) the shareholders of Yisheng (other than Shanda Affiliates) consent to the transfer of the Yisheng Shares to Hurray Designee(s), constitute a material default under, or cause or permit the termination, cancellation, acceleration or other change of any material right or obligation or the loss of any material benefit to which the Shanda Target or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Shanda Target or such Subsidiary or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Shanda Target or any of its

Subsidiaries or (iv) result in the creation or imposition of any Lien on any material asset of the Shanda Target or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Shanda Target and its Subsidiaries, taken as whole.
Section 4.05. Capitalization. (a) As of the date hereof, 75% of the issued and outstanding shares of Yisheng are owned by Ms. Dongxu Wang, and the remaining 25% of the issued and outstanding shares of Yisheng are owned by Shanghai Jizhi Information Technology Co., Ltd. , a limited liability company formed under the laws of the PRC (“Jizhi”).
(b) Assuming the Shanda Minority Share Transfer has been consummated prior to the Closing, immediately after the Closing, 100% of the issued and outstanding shares of Yisheng will be owned by one or more Hurray Designees.
(c) All outstanding shares of the Shanda Target have been duly authorized and validly issued and are fully paid and non-assessable. There are no outstanding (i) shares or voting securities of the Shanda Target, (ii) securities of the Shanda Target convertible into or exchangeable for shares or voting securities of the Shanda Target, or (iii) options or other rights to acquire from the Shanda Target, or other obligation of the Shanda Target, to issue, any shares, voting securities or securities convertible into or exchangeable for shares or voting securities of the Shanda Target.
Section 4.06. Ownership of Shares. On the date hereof, Ms. Dongxu Wang is the record and beneficial owner of the Yisheng Shares, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares). Shanda will cause Ms. Dongxu Wang to transfer and deliver to Hurray or the Hurray Designee(s) at the Closing valid title to the Yisheng Shares, free and clear of any Lien and any such limitation or restriction.
Section 4.07. Absence of Undisclosed Liabilities. The Shanda Target has not incurred any liabilities or obligations and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in a liability or obligation, other than liabilities or obligations that (i) have been disclosed to Hurray prior to the date hereof, (ii) are incurred under this Agreement or in connection with the transactions contemplated hereby, or (iii) would not reasonably be expected to have a material adverse effect on the Shanda Target and its Subsidiaries, taken as a whole.
Section 4.08. Compliance with Laws. The Shanda Target has not conducted any activity in material violation of any Applicable Law in respect of the conduct of its business or the ownership of its properties. The Shanda Target has all approvals, permits, licenses and any similar authority necessary for the conduct of its business as currently conducted, the absence of which would be reasonably likely to have a material adverse effect on the Shanda Target and its Subsidiaries, taken as a whole.
Section 4.09. Litigation. There is no action, suit, investigation or proceeding pending against or, to the knowledge of Shanda, threatened against or affecting Shanda or the Shanda Target before any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.
Section 4.10. Properties. (a) Except as would not reasonably be expected to have a material adverse effect on the Shanda Target and its Subsidiaries, taken as a whole, the Shanda Target and its Subsidiaries have good title to, or valid leasehold interests in, all properties and assets used by the Shanda Target and its Subsidiaries.
(b) Except as would not reasonably be expected to have a material adverse effect on the Shanda Target and its Subsidiaries, taken as a whole, (i) each Lease under which the Shanda Target or any of its Subsidiaries leases, subleases or licenses any real property is valid and in full force and effect and (ii) neither the Shanda Target nor any of its Subsidiaries has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Shanda Target nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Lease.
Section 4.11. Tax Matters. (a) Neither the Shanda Target nor any of its Subsidiaries is, or has at any time and from time to time been, in violation of any applicable tax law which may result in any material liability or criminal or administrative sanction, other than such violation that has been rectified or resolved and does not have any pending, or to the knowledge of Shanda, possible future, material liability or criminal or administrative sanction or otherwise.
(b) All material tax returns required to be filed by the Shanda Target and each of its Subsidiaries for all taxable periods ending prior to the Closing Date have been duly and timely (within any applicable extension periods) filed with the appropriate Governmental Authority in all jurisdictions in which such tax returns are required to be filed and all such tax returns are true, correct and complete in all material respects. The Shanda Target and each of its Subsidiaries has paid all taxes which are due and payable and none of them is liable to pay any fine, penalty, surcharge or interest in relation to tax with respect to activities of the Shanda Target or such Subsidiary.
Section 4.12. Intellectual Property. (a) The Shanda Target (i) owns or has a valid right to use all material intellectual property necessary for its business as now conducted or as proposed to be conducted, free and clear of all encumbrances, and (ii) has taken reasonable steps to protect and preserve the secrecy, confidentiality, and value of all of such intellectual property and any related trade secrets and know-how.
(b) To the knowledge of Shanda, the processes and methods employed, the services provided, the businesses conducted, and the products manufactured, sold, used or dealt in by the Shanda Target do not, or at the time of being employed, provided, conducted, manufactured, used or dealt in did not, infringe the rights of any Third party’s intellectual property in any material respect. To the knowledge of Shanda, there is no, nor has there been at any time, any unauthorized use or infringement in any material respect by any Person of any of the material intellectual property owned by or otherwise required for the business of the Shanda Target.
ARTICLE 5
Covenants
Section 5.01. Best Efforts; Further Assurances. (a) Subject to the terms and conditions of this Agreement, Hurray and Shanda will use their best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Laws to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement.
(b) Shanda and Hurray agrees to execute and deliver, and cause to be executed and delivered, such share transfer agreements, termination agreements, deeds, bills of sale, instruments of transfer, assignments of contracts and other good and sufficient instruments of conveyance, transfer and assignment as may be necessary, desirable or appropriate to consummate or implement expeditiously the transactions contemplated by this Agreement and to vest in Shanda and the Shanda Designee(s) and Hurray and the Hurray Designees(s), respective, all right, title and interest in, to the under the Hurray Assets and the Shanda Assets, respectively.
Section 5.02. Hurray Name. Hurray shall, and shall cause its Subsidiaries to, transfer and assign the right, interest, privilege and ownership in or of each of the brand or trade names listed on Schedule 5.02 to the Shanda or the Shanda Designee(s) effective as of the Closing Date. Within 180 days from the Closing Date, (i) Hurray shall change its company name so that the word “Hurray” is not included in such name and (ii) to the extent the name of any Subsidiary of Hurray after Closing includes the word “Hurray” or “”, Hurray shall change such name so that the word “Hurray” or “”, as applicable, is not included in any name or dissolve such Subsidiary.
Section 5.03. Termination of Contracts. Hurray agrees to terminate each of the contracts set forth in Schedule 5.03 within twelve (12) months of the Closing Date.
Section 5.04. Transfer of Hurray Times Shares. Hurray shall transfer 100% of the outstanding shares of Hurray Times to Hurray Technologies prior to the Closing in compliance with the Applicable Laws.
Section 5.05. Hurray Minority Share Transfer. Hurray shall cause Mr. Qindai Wang to sell the 1% of the outstanding shares of Hurray Technologies held by Mr. Qindai Wang to Shanda or Shanda Designee(s) at a price not higher than the price that Shanda pays for the Hurray Technologies Shares, on a per share basis (the “Hurray Minority Share Transfer”).
Section 5.06. Shanda Minority Share Transfer. Shanda shall cause Jizhi to sell the 25% of the outstanding shares of Yisheng held by Jizhi to Hurray Designee(s) at a price not higher than the price that Hurray pays for the Yisheng Shares, on a per share basis (collectively, the “Shanda Minority Share Transfer”).
Section 5.07. Conduct of Business. (a) From the date hereof until the Closing Date, Hurray shall cause each of Hurray Times, Hurray Media and Xifule and their respective Subsidiaries to conduct its business in the ordinary course consistent with past practice and to use its reasonable best efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees.
(b) From the date hereof until the Closing Date, Shanda shall cause each of Yisheng and its Subsidiaries to conduct its business in the ordinary course consistent with past practice and to use its reasonable best efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees.
Section 5.08. Access to Information. From the date hereof until the Closing Date, each of Shanda and Hurray shall (i) give the other party, its counsel, financial advisors, auditors and other authorized representatives full access to the offices, properties, books and records of Shanda relating to the Shanda Business and of Hurray relating to the Hurray Business, respectively, (ii) furnish to the other party, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Shanda Business and the Hurray Business, respectively, as such Persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of Shanda and Hurray, respectively, to cooperate with the other party in its investigation of the Shanda Business and the Hurray Business,

respectively. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of either party. No investigation by Shanda or Hurray or other information received by Shanda or Hurray, respectively, shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Hurray or Shanda, respectively, hereunder.
Section 5.09. Certain Filings. Hurray and Shanda shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.
Section 5.10. Public Announcements. The parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press releases and public statements the making of which may be required by Applicable Law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.
ARTICLE 6
Conditions to Closing
Section 6.01. Conditions to Obligations of Shanda and Hurray. The obligations of Shanda and Hurray to consummate the Closing are subject to the satisfaction of the following conditions:
(a) No Applicable Law shall prohibit the consummation of the Closing.
(b) All actions by or in respect of or filings with any Governmental Authority required to permit the consummation of the Closing shall have been taken, made or obtained, including the approvals, issuances and filings specified in Section 3.03 and Section 4.03.
(c) The shareholders of Hurray shall have approved the issuance of the Hurray Shares to Shanda at a duly convened shareholders’ meeting of Hurray pursuant to the requirements of the memorandum and articles of Hurray.
Section 6.02. Conditions to Obligation of Shanda. The obligation of Shanda to consummate the Closing is subject to the satisfaction of the following further conditions:

(a) (i) Hurray shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date, (ii) the representations and warranties of Hurray contained in this Agreement and in any certificate or other writing delivered by Hurray pursuant hereto shall be true in all material respects at and as of the Closing Date as if made at and as of such time and (iii) Shanda shall have received a certificate signed by the Chief Executive Officer of Hurray to the foregoing effect.
(b) There shall not be any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the purchase of the Hurray Assets or the sale of the Shanda Assets, by any Governmental Authority.
(c) There shall have been no event or circumstance on or prior to the Closing that has had or could be reasonably expected to have, either individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), business, assets, results of operations or prospects of the Hurray Targets and their respective Subsidiaries, taken as whole.
(d) The Hurray Minority Share Transfer shall have been consummated.
Section 6.03. Conditions to Obligation of Hurray. The obligation of Hurray to consummate the Closing is subject to the satisfaction of the following further conditions:
(a) (i) Shanda shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date and (ii) the representations and warranties of Shanda contained in this Agreement and in any certificate or other writing delivered by Hurray pursuant hereto shall be true in all material respects at and as of the Closing Date as if made at and as of such time and (iii) Hurray shall have received a certificate signed by the Chief Financial Officer of Shanda to the foregoing effect.
(b) There shall not be any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the purchase of the Shanda Assets or the sale of the Hurray Assets, by any Governmental Authority.
(c) There shall have been no event or circumstance on or prior to the Closing that has had or could be reasonably expected to have, either individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), business, assets, results of operations or prospects of the Shanda Target and its Subsidiaries, taken as whole.
(d) The Shanda Minority Share Transfer shall have been consummated.

ARTICLE 7
Miscellaneous
Section 7.01. Notices. Any notice, instruction, direction or demand under the terms of this Agreement required to be in writing shall be duly given upon delivery, if delivered by hand, facsimile transmission, or mail, to the following addresses:
If to Shanda to:
Shanda Interactive Entertainment Limited
No. 208 Juli Road
Pudong New Area
Shanghai 201203, People’s Republic of China
Attn: Grace Wu
          Jerry Zhang
Facsimile: (86 21) 5080-5132
with a copy to:
Davis Polk & Wardwell LLP
18th Floor, The Hong Kong Club Building
3A Chater Road
Central, Hong Kong
Attn: James C. Lin, Esq.
Facsimile: (852) 2533-3388
If to Hurray to:
Hurray! Holding Co., Ltd.
11/F, China Railway Construction Tower
No. 20, Shijingshan Road
Shijingshan District
Beijing 100131, People’s Republic of China
Attn: Xiaomei Pang
Facsimile: (86 10) 8869-5300
with a copy to:
Ropes & Gray LLP
Suite 1601, Chater House
8 Connaught Road Central
Central, Hong Kong
Attn: Paul W. Boltz, Jr., Esq.
Facsimile: (852) 3664-6583

or to such other addresses or telecopy numbers as may be specified by like notice to the other party. All such notices, requests and other communications shall be deemed given, (a) when delivered in person or by courier or a courier services, (b) if sent by facsimile transmission (receipt confirmed) on a Business Day prior to 5 p.m. in the place of receipt, on the date of transmission (or, if sent after 5 p.m., on the following Business Day) or (c) if mailed by certified mail (return receipt requested), on the date specified on the return receipt.
Section 7.02. Amendments; No Waivers. (a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Shanda and Hurray, or in the case of a waiver, by the party against whom the waiver is to be effective.
(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.
Section 7.03. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
Section 7.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto. If any party or any of its successors or permitted assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of such party shall assume all of the obligations of such party under the Agreement.
Section 7.05. Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of New York, without regard to the conflicts of laws rules thereof.
Section 7.06. Counterparts; Effectiveness; Third-Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Neither this Agreement nor any provision hereof is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns.
Section 7.07. Entire Agreement. This Agreement constitutes the entire understanding of the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement. The Schedules, Annexes and Exhibits attached to this Agreement shall be considered an integral part of this Agreement.
Section 7.08. Jurisdiction. Any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any other New York State court sitting in New York County, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 7.01 shall be deemed effective service of process on such party.
Section 7.09. WAIVER OF JURY TRIAL. THE PARTIES HERETO HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 7.10. Termination. This Agreement may be terminated at any time prior to the Closing (i) by mutual written agreement of Shanda and Hurray, regardless of whether the shareholders of Hurray have approved the transactions contemplated by this Agreement or (ii) by either Hurray or Shanda if the Closing has not occurred within 180 days following the date hereof. In the event this Agreement is terminated pursuant to the preceding sentence, neither party nor any of its directors or officers shall have any liability or further obligation to the other party.
Section 7.11. Severability. If any one or more of the provisions contained in this Agreement should be declared invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a declaration, the parties shall modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.
Section 7.12. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.
Section 7.13. Specific Performance. Each party to this Agreement acknowledges and agrees that damages for a breach or threatened breach of any of the provisions of this Agreement would be inadequate and irreparable harm would occur. In recognition of this fact, each party agrees that, if there is a breach or threatened breach, in addition to any damages, the other non-breaching party to this Agreement, without posting any bond, shall be entitled to seek and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction, attachment, or any other equitable remedy which may then be available to obligate the breaching party (i) to perform its obligations under this Agreement or (ii) if the breaching party is unable, for whatever reason, to perform those obligations, to take any other actions as are necessary, advisable or appropriate to give the other party to this Agreement the economic effect which comes as close as possible to the performance of those obligations (including, but not limited to, transferring, or granting Liens on, the assets of the breaching party to secure the performance by the breaching party of those obligations).
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IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
By:
	Name:	Grace Wu
	Title:	Chief Financial Officer

HURRAY! HOLDING CO., LTD.
By:
	Name:	Haibin Qu
	Title:	Acting Chief Executive Officer